Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2018

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2018

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Contents

Facing Page to Form X-17A-5

Affirmation of Officer   3 - 4

Report of Independent Registered Public Accounting Firm   5

Financial Statement

  Statement of Financial Condition   7

  Notes to Statement of Financial Condition   8-10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| 8- 69544 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mainline Securities, LLC

| OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |

308 East Lancaster Avenue Suite 300
_____
(No. and Street)

Wynnewood    Pennsylvania  19096
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Adams   (610) 896-3057
_____
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
_____
                    (Name – *if individual, state last, first, middle name*)

Ten Penn Center 1801 Market Street Suite 1700   Philadelphia   Pennsylvania   19103
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| |

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)
**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John Adams _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Mainline Securities, LLC _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Commonwealth of Pennsylvania - Notary Seal
DONNA M. RITTERSHAUSEN, Notary Public
Montgomery County
My Commission Expires December 24, 2021
Commission Number 1008985

Chief Financial Officer
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 215-564-1900   1801 Market Street, Suite 1700
Fax: 215-564-3940   Philadelphia, PA 19103
www.bdo.com

Report of Independent Registered Public Accounting Firm

The Sole Member
Mainline Securities, LLC
Wynnewood, Pennsylvania

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Mainline Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2016.

Philadelphia, Pennsylvania
March 1, 2019

Financial Statement

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Statement of Financial Condition

December 31,		2018
Assets		
Cash	$	251,739
Due from affiliated entity		29
Prepaid expenses		21,468
Total Assets	$	273,236
Liabilities and Member's Capital		
Liabilities		
Accounts payable and accrued expenses	$	34,178
Due to affiliated entities		49,495
Total Liabilities		83,673
Member's Capital		189,563
Total Liabilities and Member's Capital	$	273,236

The accompanying notes are an integral part of the financial statement.

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Notes to Financial Statement

1. Organization

Mainline Securities, LLC ("Company") was established on August 18, 2014 and is organized under the laws of the state of Delaware. Effective March 28, 2016 the Company registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i). The Company is wholly-owned by Mainline Investment Partners LLC ("MLIP" or "Member"). The primary business of the Company is to provide assistance in capital raises for private placement offerings and with selling of various financial insurance products.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statement.

Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes". The Company's taxable income is reported in the tax return of its single member, MLIP.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2018, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. The Company is subject to examination by taxing authorities in various jurisdictions. The open tax years subject to examination vary by jurisdiction but in general are the preceding three years. The Company is not currently under examination by any taxing authority.

Recent Accounting Pronouncements

In February 2016, the FASB issued revised guidance for leases. The guidance ASU 2016-02 "Leases" requires lessees to recognize right of use assets and lease liabilities on their balance sheets and

disclose key information about all their leasing arrangements, with certain practical expedients. This guidance was effective for the Company on January 1, 2019, and the standard was adopted on the effective date using prospective method of adoption. Upon adoption, the Company recorded a gross up of the balance sheet due to recognition of right of use asset and lease liability related to the operating lease for office space. The amount is based on the present value of our remaining operating lease payments. The Company expects to record a right of use asset and related lease liability of approximately $17,000 upon adoption on January 1, 2019.

3. Liquidity

The Company has evaluated the guidance in ASC 205-40 "Going Concern". The Company's financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business at least beyond a year from the date the financial statements are issued.

The Company has generated net losses since its inception in 2014 and had net cash utilized in operating activities for the year ended December 31, 2018, all of which are indicators of a potential going concern uncertainty. The Company is attempting to improve operations and generate sufficient revenue to attain profitability; however, the Company's short term operating results are not expected to be sufficient to meet the Company's operating obligations through March 1, 2020. To address the Company's anticipated operating shortfall, the Company has accepted additional capital contributions of $75,000 from its Member in February 2019. While the long-term ability of the Company to continue to operate as a going concern is dependent upon the Company's ability to further implement its business plan and generate sufficient revenue to attain profitability, management's plan to accept additional capital contributions from its Member has alleviated the substantial doubt about the Company's ability to continue as a going concern within one year from the date of issuance of these financial statements.

4. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company mitigates this risk by only depositing funds with a major institution and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

5. Related Party Transactions

Office Sublease

On December 9, 2016, the Company entered into an office sublease agreement with its Member. Under the terms of the agreement, the annual sublease commenced on December 9, 2016 and will renew automatically for five successive one year periods unless either party gives written notice of termination. Future minimum lease payments assuming annual renewals from 2019 through 2021 will be $6,541, $6,651, and $6,337.

Expense Sharing and Administrative Services Agreement

Effective August 17, 2015, the Company entered into an expense sharing and administrative services agreement with its sole member, MLIP, Mainline Investment Advisers, LLC ("MLIA"), Merion Realty Advisers, LLC ("Merion"), and Mainline Private Wealth, LLC ("MLPW"). MLIP, MLIA, Merion, and MLPW are collectively referred to as "Mainline Provider Affiliates." Under the terms of the agreement, the Mainline Provider Affiliates employ personnel who provide services to the Company, including management oversight, back office, and similar support, or from time to time may fund certain other expenses related to the other operation of the Company such as facility rental costs, computer and IT costs, among other, to the Company. As of December 31, 2018, $49,495 was payable to the Mainline Provider Affiliates and the Company also recorded a receivable of $29. The Due from affiliated entity and Due to affiliated entity are detailed in the accompanying statement of financial condition.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to net capital, both as defined, shall not exceed 1500%. At December 31, 2018, the ratio was 49.79%. At December 31, 2018, the Company had net capital, as defined, of $168,066, which was $162,488 in excess of its required net capital of $5,578.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

7. Subsequent Events

On February 20, 2019, the Company received a capital contribution from its sole member, MLIP, in the amount of $75,000.